Chunghwa Telecom Reports Consolidated Operating Results

for the Fourth Quarter and Full Year of 2012

TAIPEI, Taiwan, R.O.C. January 30, 2013 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) ("Chunghwa" or "the Company") today reported its unaudited operating results for the fourth quarter and full year of 2012. All figures were prepared in accordance with generally accepted accounting principles of the Republic of China ("ROC GAAP") on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

Fourth Quarter 2012 Financial Highlights

Total net revenue increased by 2.5% to NT$56.27 billion

Mobile communications revenue increased by 6.5% to NT$25.60 billion

Mobile value-added services (VAS) revenue increased by 37.3% to NT$5.51 billion

Handset sales revenue increased by 15.1% to NT$7.29 billion

Internet revenue increased by 7.6% to NT$6.52 billion

Internet VAS revenue increased by 3.4% to NT$0.64 billion

Domestic fixed communications revenue decreased by 2.7% to NT$19.32 billion

International fixed communications revenue increased by 4.3% to NT$3.95 billion

Total operating costs and expenses increased by 4.8% to NT$45.08 billion

Net income totaled NT$9.11 billion, representing a 8.9% decrease

Basic earnings per share (EPS) was NT$1.17

Full Year of 2012 Financial Highlights

Total net revenue increased by 1.3% to NT$220.28 billion

Mobile communications revenue increased by 8.4% to NT$100.79 billion

Mobile VAS revenue increased by 34.3% to NT$20.45 billion

Handset sales revenue increased by 28.3% to NT$28.23 billion

Internet revenue decreased by 0.3% to NT$24.76 billion

Internet VAS revenue increased by 4.6% to NT$2.58 billion

Domestic fixed communications revenue decreased by 4.6% to NT$75.70 billion

International fixed communications revenue increased by 0.7% to NT$15.32 billion

Total operating costs and expenses increased by 5.4% to NT$171.22 billion

Net income totaled NT$40.07 billion, representing a 14.9% decrease

Basic EPS was NT$5.16

"We are proud to announce that we met our 2012 guidance and maintained our market leadership. As Taiwan's largest integrated telecommunications company, 2012 marked a year of tremendous strides towards the strengthening and expansion of our drivers including Fiber broadband and wireless internet businesses.  Heading into 2013, we continue to face the headwinds associated with on-going regulatory changes as well as increasing competition, but we remain encouraged.   We aim to leverage our capex investments by growing mobile internet subscribers by 40 percent to 3.5 million, expand our fiber broadband user base to over 1.5 million subscribers using 50 mbps or higher speed connections, as well as broaden our ICT and cloud enterprise services platform.  Our goal remains to be providing retail and enterprise customers unmatched speed and reliability in accessing the Internet network in the most seamless way possible via any device, any location, and at any time."

Revenue

Chunghwa's total net revenue for the fourth quarter of 2012 increased by 2.5% to NT$56.27 billion. This total was comprised of 45.5% mobile, 11.6% internet, 34.3% domestic fixed, 7.0% international fixed, and the remainder was from other businesses.

Total revenue growth was primarily attributable to the mobile VAS revenue increase and the strong growth momentum in handset sales revenue. ICT project revenue also increased during the quarter. These increases offset the decline in mobile voice revenue due to Chunghwa's market competition and the National Communication Committee's ("NCC") tariff reduction, local service revenue due to mobile substitution, as well as Domestic Long Distance ("DLD"), broadband and ISP revenue due to tariff cuts.

Total revenue for the mobile business increased to NT$25.60 billion for the fourth quarter 2012, representing 6.5% year-on-year growth. The increase was primarily due to growth in mobile VAS revenue and handset sales from smartphone promotions, which offset a decline in mobile voice revenue due to market competition and the NCC tariff reductions.

Chunghwa's internet business revenue increased by 7.6% year-over-year to NT$6.52 billion in the fourth quarter of 2012. The increase was primarily attributable to ICT project revenue growth which offset the HiNet ISP revenue decline due to tariff reduction.

For the fourth quarter of 2012, domestic fixed revenue totaled NT$19.32 billion, representing a 2.7% year-over-year decrease. Local service revenue decreased by 5.0% year-over-year mainly due to mobile substitution. Moreover, the 35.3% revenue decline in the DLD business was mainly due to the tariff reductions that began this year.

Broadband access revenue, including ADSL and Fiber connections ("FTTx"), decreased by 4.2% year-over-year to NT$4.84 billion, primarily due to tariff reductions.

International fixed line revenue increased by 4.3% to NT$3.95 billion primarily due to an increase in leased-line revenue which offset the international long distance service revenue decrease because of market competition.

Other revenue decreased by 23.0%, primarily due to less construction revenue from the property development subsidiary, Light Era.

For the full year of 2012, total revenue was NT$220.28 billion, a 1.3% increase compared to 2011. This total was comprised of 45.8% mobile, 11.2% Internet, 34.4% domestic fixed, 7.0% international fixed, and the remainder was from other businesses.

Operating Costs and Expenses

Total operating costs and expenses for the fourth quarter of 2012 amounted to NT$45.08 billion, an increase of 4.8% compared to the same period of 2011. This increase was mainly the rising cost of handsets sold and higher ICT project costs.

Total operating costs and expenses for full year of 2012 increased by 5.4% year-over-year to NT$171.22 billion, mainly due to the higher cost of handsets sold.

Income Tax

Income tax expense for the fourth quarter of 2012 was NT$1.82 billion, representing a 3.6% decrease, compared to NT$1.89 billion for the same period of 2011.

Operating Income and Net Income

Income from operations decreased by 5.6% to NT$11.19 billion for the fourth quarter. The operating margin was 19.9%, compared to 21.6% in the same period of 2011. Net income decreased by 8.9% year-over-year to NT$9.11 billion. Basic earnings per share decreased to NT$1.17.

Cash Flow and EBITDACash flow from operating activities for the fourth quarter of 2012 decreased by 19.1% year-over-year to NT$24.53 billion, mainly due to a decline in income from operations, an increase in inventories acquired by our property development subsidiary as well as the exemption of deposits for mobile VIP customers.

EBITDA for the fourth quarter of 2012 decreased by 3.6% to NT$19.30 billion. The EBITDA margin was 34.30% compared to 36.47% in the same period of 2011. The lower EBITDA margin was primarily due to decreased income from operations.

Capital Expenditure ("Capex")

Total capex for the fourth quarter of 2012 amounted to NT$10.78 billion, representing a 4.7% year-over-year increase. Total capex was comprised of: 63.5% domestic fixed communications, 18.5% mobile, 9.7% internet, 5.5% international fixed communications, and the remainder was for other uses.

Business and Operational Highlights

Broadband/HiNet

This year, the Company is continuing to execute its strategy of encouraging FTTx migration. As of December 31st, the number of FTTx subscribers reached 2.72 million, accounting for 59.7% of total broadband users. Moreover, the number of subscribers signing up for 50M connections reached 905 thousand.

HiNet broadband subscribers totaled 3.77 million at the end of December 2012, representing a year-over-year increase of 2.2%.

Mobile

As of December 31st, 2012, Chunghwa had 10.27 million mobile subscribers, representing a 2.0% year-over-year increase.

As of December 31st, 2012, the Company had 2.48 million mobile internet subscribers, demonstrating strong growth of 64.9% year-over-year and surpassing its subscriber target of 2.45 million due to strong growth momentum.

Mobile VAS revenue for the fourth quarter of 2012 increased by 37.3% year-over-year to NT$5.51 billion, with mobile internet revenue, the largest contributor to VAS revenue, increasing 63.7% year-over-year.

Domestic/International Fixed-line

As of December 31st, 2012, the Company maintained its leading position in the fixed-line market, with total 11.79 million subscribers.

As of December 31st, 2012, Chunghwa's Multimedia-on-Demand (MOD) subscriber base exceeded 1.19 million subscribers.

2013 Guidance

For 2013, total revenue is expected to decrease by NT$2.46 billion, or 1.1%, to NT$217.82 billion compared to the unaudited consolidated revenue for 2012. Although the persistent promotion of mobile internet, Fiber broadband and ICT including cloud services will inject growth momentum of the Company, the less construction revenue from Light Era, the property development subsidiary, a continued decline in voice revenue, the NCC-mandated tariff reductions as well as the mobile interconnection rate reduction will decrease total revenue.

Operating costs and expenses for 2013 are expected to increase by NT$1.49 billion to NT$172.71billion. The promotion and deployment of the Company's mobile internet and broadband and cloud businesses is expected to result in higher depreciation and amortization as well as higher maintenance and material expenses. Electricity expense is expected to increase due to higher tariffs. Furthermore, the bad debt reversal for 2012 also explained this year-over-year increase. The increase in the aforementioned expenses offsets the decrease in mobile interconnection expense due to the rate reduction and the construction cost decrease from the subsidiary Light Era.

Non-operating income is expected to increase by NT$1.05 billion due to a real estate impairment charge taken during 2012. Income before income taxes is expected to be NT$46.15 billion and comprehensive income attributable to owners of the parent NT$37.59 billion, representing decreases of NT$ 2.9 billion and NT$2.48 billion respectively. Earnings per share are expected to decrease to NT$4.85.

Capex for 2013 is budgeted to increase by NT$3.89 billion from 2012, to NT$37.15 billion, primarily related to the fiber broadband, mobile network, and cloud infrastructure build-outs.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Chunghwa's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa's filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as "GAAP". A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with U.S. GAAP or ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies.

Contact: Fu-fu Shen

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw